CONTACT:  Norman R. Soland
          (612) 844-1153

DATE:     October 9, 1996


FOR IMMEDIATE RELEASE
---------------------


NASH-FINCH COMPANY BEGINS CASH TENDER OFFER
FOR SUPER FOOD SERVICES, INC.

     Minneapolis, October 9 -- Nash Finch Company (Nasdaq: NAFC) today announced that it has commenced its cash tender offer to purchase all of the outstanding shares of the common stock of Super Food Services, Inc. for $15.50 per share. Unless extended, the offer is scheduled to expire at midnight, New York City time, on Wednesday, November 6, 1996.

     As announced yesterday, Nash Finch and Super Food entered into a merger agreement, pursuant to which Nash Finch is making the tender offer. The tender offer is conditional, among other things, upon there being validly tendered and not withdrawn prior to the expiration of the tender offer, a number of shares that represents at least a majority of the total outstanding shares of Super Food common stock on a fully diluted basis and upon the expiration of the Hart-Scott-Rodino waiting periods. Shares not acquired in the tender offer will, subject to the terms of the merger agreement, be exchanged in a subsequent merger for the same cash price paid in the tender offer.

     Super Food Services, based in Dayton, Ohio, is a wholesale grocery distributor, supplying a complete line of food and non-food products to more than 850 retail stores in six states.

     Nash Finch is one of the largest food wholesalers in the country, supplying products to affiliated and independent supermarkets, other independent retailers and military bases in approximately 30 states. The Company also owns and operates approximately 110 supermarkets, warehouse stores and mass merchandise stores in 16 states, and a produce marketing subsidiary in California.